EXHIBIT 99.146

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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                          2003 CANADIAN TAX INFORMATION

                                FEBRUARY 18, 2004
                                  (TSE: AVN.UN)


The following information is intended to assist individual Canadian unitholders of Advantage Energy Income Fund (the "Fund", or the "Trust") in the preparation of their 2003 T1 Income Tax Return.

CASH DISTRIBUTIONS IN 2003 ARE 60 PERCENT NON-TAXABLE AS A RETURN OF CAPITAL WITH THE REMAINING 40 PERCENT TAXABLE.


TRUST UNITS HELD WITHIN AN RRSP, RRIF, OR DPSP

No amounts are required to be reported on the 2003 T1 Income Tax Return where the Advantage Energy Income Fund trust units are held within an RRSP, RRIF or DPSP.


TRUST UNITS HELD OUTSIDE OF AN RRSP, RRIF OR DPSP

Unitholders who hold their trust units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions during the calendar year 2003, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent of the Fund, Computershare Investor Services (the "Transfer Agent") or the Company.

Registered unitholders of Trust units who have received cash distributions during the calendar year 2003 from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income".

The attached Schedule includes supplementary information on the taxable portion of the 2003 cash distributions shown on a per unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the unitholders must be reported by the unitholders in their 2003 Income Tax Return.

Accordingly, the taxable amount of cash distributions received from January 1, 2003 up to and including December 31, 2003 are included in your "T3 Supplementary". The deadline for mailing all T3 Supplementary Information slips as required by Revenue Canada is March 31, 2003.


ADJUSTED COST BASE FOR CAPITAL GAINS

Holders of trust units are required to reduce the Adjusted Cost Base of their units by an amount equal to the cumulative cash received from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust units if the trust units are held as a capital property by the owner.




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



                                   SCHEDULE 1

                                                  ADVANTAGE ENERGY INCOME FUND

                                                      2003 - T3 INFORMATION


                                                                                              Amount per Unit
                                                                             ---------------------------------------------------
    For the period ended      Record date              Payment date          Total distribution     Taxable        Return of
                                                                                    paid            Portion     Capital Portion
    ------------------------- ------------------------ --------------------- -------------------- ------------- ----------------
    ------------------------- ------------------------ --------------------- -------------------- ------------- ----------------
    January 31, 2003          January 31, 2003         February 18, 2003          $ 0.1800          $ 0.0720       $ 0.1080
    February 28, 2003         February 28, 2003        March 17, 2003             $ 0.2300          $ 0.0920       $ 0.1380
    March 31, 2003            March 31, 2003           April 15, 2003             $ 0.2300          $ 0.0920       $ 0.1380
    April 30, 2003            April 30, 2003           May 15, 2003               $ 0.2300          $ 0.0920       $ 0.1380
    May 31, 2003              May 30, 2003             June 16, 2003              $ 0.2300          $ 0.0920       $ 0.1380
    June 30, 2003             June 30, 2003            July 15, 2003              $ 0.2300          $ 0.0920       $ 0.1380
    July 31, 2003             July 31, 2003            August 15, 2003            $ 0.2300          $ 0.0920       $ 0.1380
    August 31, 2003           August 29, 2003          September 15, 2003         $ 0.2300          $ 0.0920       $ 0.1380
    September 30, 2003        September 30, 2003       October 15, 2003           $ 0.2300          $ 0.0920       $ 0.1380
    October 31, 2003          October 31, 2003         November 17, 2003          $ 0.2300          $ 0.0920       $ 0.1380
    November 30, 2003         November 28, 2003        December 15, 2003          $ 0.2300          $ 0.0920       $ 0.1380
    December 31, 2003         December 31, 2003        January 15, 2004           $ 0.2300          $ 0.0920       $ 0.1380
                                                                             -------------------- ------------- ----------------
                                                                             -------------------- ------------- ----------------
    TOTAL                                                                         $ 2.7100          $ 1.0840       $ 1.6260
                                                                             -------------------- ------------- ----------------
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For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            700, 400 - 5th Avenue SW
                                Calgary, Alberta
                                     T2P 0L6
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com